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                          June 29, 2020

       Seth L. Kaplan
       Senior Vice President, General Counsel, and Secretary
       Griffon Corporation
       725 Fifth Avenue, 18th Floor
       New York, NY 10019

                                                        Re: Griffon Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 23, 2020
                                                            File No. 333-239373

       Dear Mr. Kaplan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Martin Nussbaum, Esq.